August 4, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: ETF Opportunities Trust
Issuer CIK: 0001771146
Issuer File Number: 333-234544/811-23439
Form Type: 8-A12B
Filing Date: August 4, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of T-REX 2X Long AKAM Daily Target ETF, T-REX 2X Long DOCN Daily Target ETF and T-REX 2X Long PENG Daily Target ET Funder the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications